Exhibit 99.2

Jeffs’ Brands: KeepZone AI Enters Into Reseller Agreement with D-Fence for Advanced Perimeter Intrusion Detection Solutions

Israeli-developed electronic fencing and PIDS technology to address critical infrastructure needs and expand homeland security portfolio in Mexico

Tel Aviv, Israel, March 11, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a reseller agreement (the “Agreement”) with D-Fence Ltd. (“D-Fence”), a leading Israeli supplier of Perimeter Intrusion Detection Systems (“PIDS”), products and solutions.

Under the terms of the Agreement, KeepZone was appointed as a reseller for D-Fence’s custom-made PIDS solutions in Mexico. Under the Agreement, KeepZone may purchase, market, promote and resell D-Fence’s advanced electronic fencing and security systems to clients in Mexico, focusing on enhancing protection for critical infrastructure, borders, and high-value assets. D-Fence’s technology utilizes advanced sensors and integration capabilities designed to detect and deter perimeter intrusions.

The Agreement aligns with KeepZone’s ongoing expansion strategy in the Mexican market, where demand for security solutions for critical infrastructure and border protection continues to grow. The Agreement includes provisions for technical support, product information sharing, and marketing collaboration to support sales and deployment.

According to D-Fence, it previously deployed perimeter protection systems in Mexico, including systems supplied to facilities operated by the national oil company PEMEX and infrastructure belonging to the Federal Electricity Commission (“CFE”). These deployments highlight the potential applicability of D-Fence’s solutions for protecting critical energy infrastructure.

“We are excited to collaborate with D-Fence to introduce their PIDS solutions to Mexico, further strengthening our position in the AI-driven security ecosystem,” said Avi Levy, Vice President of Business Development of KeepZone. “We believe this Agreement complements our existing portfolio of advanced technologies, allowing us to offer end-to-end perimeter security options to government, military, and commercial clients. As we continue to build momentum in emerging markets, collaborations like this may support the continued development of KeepZone’s homeland  security activities and address real-world threats with proven Israeli innovation.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, the potential marketing and distribution of D-Fence’s products in Mexico, potential customer engagements, the demand for perimeter intrusion detection solutions and homeland security technologies, and the belief that the Agreement aligns with KeepZone’s ongoing expansion strategy in the Mexican market.. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com